November 8, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-14491

Dear Mr. Spirgel:

Thank you for your letter dated October 25, 2010 (the “Comment Letter”), setting forth further comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on our letter dated October 5, 2010 regarding the Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of TIM Participações S.A. (the “Company”, also referred to in this letter as “we”) filed with the SEC on June 30, 2010.

Our responses to the Staff’s comments on the 2009 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 37. Reconciliation between Brazilian GAAP and US GAAP, page F-73
i. Earnings (loss) per share, page F-88

1.
We note your response to comment 4 from our letter dated September 21, 2010. It is not apparent to us why you believe that your error in US GAAP earnings per share for common and preferred shares is not material to the financial statements. Addressing the qualitative and quantitative factors in SAB 99, please provide us with a more comprehensive materiality analysis.

Response:

As detailed in our letter dated October 5, 2010, in the 2009 earnings per share calculation based on US GAAP net income (R$281,164 thousand), we subtracted from net income the amount allocated to the preferred shareholders (R$204,149 thousands, which represented the full allocation of distributable income under BR GAAP) and the remaining amount was incorrectly considered as income to common shareholders.

If we had properly applied the Company’s bylaws in the calculation of earnings per share under US GAAP, the difference between net income under US GAAP and the amount of the dividends allocated to preferred shares (R$204,149 thousand), in the amount of R$77,015 thousand (the “Additional net income”), would be fully allocated to the preferred shareholders instead of the common shareholders.  The disclosure of US GAAP earnings per share for preferred shares disclosed in Note 38-i (pages F-88 and F-89) would be changed from R$0.132 to R$0.182, and the US GAAP earnings per share for common share from R$0.096 to R$0.000.

Based on the foregoing, we propose to revise the disclosure and computation of the earnings per share in our future 20-F Form fillings. Furthermore, please also consider the following factors: :

Quantitative factors:

•	the Additional net income represents 0.9% of total shareholders’ equity under US GAAP;

•	the Additional net income represents 0.4% of total assets under US GAAP;

•	the Additional net income represents 0.6% of net revenues under US GAAP;

•	the Additional net income represents 1.2% of gross profit under US GAAP;

•
the Additional net income represents 27% of net income under US GAAP. However, we believe that net income is not a meaningful and useful measure to be considered for this materiality analysis in the light of the level of our net income in 2009, which is near the break-even point.

Qualitative factors:

•	Shareholders actually received the earnings based on Brazilian GAAP (BR GAAP) net income;

•	the earnings per share under BR GAAP were properly computed and disclosed in the primary financial statements on pages F-6, F-53 and F-54;

•	the misstatement does not involve concealment of an unlawful transaction;

•	the misstatement does not affect our compliance with regulatory requirements;

•	the misstatement does not affect our compliance with loan covenants or other contractual requirements;

•	the misstatement does not have an impact on trends;

•
earnings per share under BR GAAP information are the only earnings per share information considered in analysts’ reports. The earnings per share information included in our press releases are only based on BR GAAP information. We did not include US GAAP earnings per share information in our press releases; and

•	earnings per share under US GAAP are not relevant for dividend payout.

Note 38. Additional disclosures required by US GAAP, page F-94
h. Income and social contribution taxes, page F-104

2.	We note your response to comment 5 from our letter dated September 21, 2010. Please, address the following items:
•	Tell us why you did not write off the loss carryforwards that were lost upon the merger of TIM Nordeste into TIM Celular during 2009.
•
It remains unclear to us why you recorded a valuation allowance for the deferred tax asset associated with TIM Celular. Please provide us with more detail regarding your future taxable income projections for TIM Celular, as compared with your recent profitability.

•	To the extent that you have projected futures losses for any of your subsidiaries, we believe that you should discuss such expected trends in your MD&A. Please revise to provide this discussion, including the impact of the expected losses on your liquidity.

Response:

The subsidiary TIM Nordeste was merged into TIM Celular in December 2009. Based on Brazilian Tax Law the tax return of a merged company is required to be filed within 30 days subsequent to the merger transaction date. Accordingly, TIM Nordeste’s income tax return was filed with the Tax Authorities in January 2010, when the Tax Authorities were officially notified of the merger process. Based on the foregoing, we believe that the write off of TIM Nordeste tax loss carryforwards from a formal standpoint is more appropriate to occur and to be disclosed in the 2010 financial statements. As previously indicated, a valuation allowance was provided for 100% of these TIM Nordeste loss carryforwards at the end of 2009.

At December 31, 2009, the subsidiary TIM Celular had accumulated tax loss carryforwards of approximately R$1,900 million. Our three years (2010 to 2012) cumulated future taxable income projection for TIM Celular is approximately R$ 1,800 million. This projection takes into consideration the synergies and related operating cost savings we expect to obtain as a result of the merger of our subsidiary TIM Nordeste into TIM Celular. Under Brazilian Tax Law, only 30% of taxable income can be offset against tax loss carryforwards, which represents about R$540,000 thousand (R$1,800 million x 30%). The tax rate in Brazil is 34%, which would indicate that approximately R$190,000 thousand of tax benefit from tax loss carryforwards from our subsidiary TIM Celular would be realized in the next three years. Such amount, added to the deferred income tax asset arising from temporary differences expected to be reversed in the near future, resulted in a total net deferred tax asset as at December 31, 2009 of R$260 million. Below is a comparison between taxable income and accounting income before taxes for the subsidiary TIM Celular for the last three years (amounts in thousands of Reais):

	2007	2008	2009
Taxable income (loss)	301,334	(757,937)	(196,977)
Accounting income before taxes	210,411	197,925	32,083

For the subsidiary TIM Celular we expect taxable income and accounting income in the next future years (as indicated in the paragraphs above). For the subsidiary Intelig, acquired at the end of 2009, we expect positive results in the future. For such subsidiary, we have recorded a full valuation allowance over its cumulative tax loss carryforwards due to the reasons provided in our response to prior comment 5 included in our letter dated October 5, 2010. Accordingly, we believe that an amendment to the 2009 20-F MD&A disclosure with respect to future losses is not applicable.

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•
we will include in our next Form 20-F additional disclosure as indicated in our letter dated October 5, 2010 and in this letter; this in particular with reference to the “sale of handsets” that includes recharge credits. Furthermore, in our future filings we will revise the calculation of the earnings per share in accordance with the two-class method and the related disclosures. Please also note that in our future Form 20-F our financial statements will be prepared in accordance with IFRS;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Claudi Zezza

Claudio Zezza
Chief Financial Officer

cc:           Nicholas Kronfeld
Davis Polk & Wardwell

Claudio Camargo
Ernst & Young Auditores Independentes S/S